Points and Continental Airlines Team Up to Redesign the OnePass® Online Auction

TORONTO, June 21, 2007 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF)— owner and operator of the world’ s leading reward-management portal, Points.com (www.points.com)— is pleased to announce that Continental Airlines, Inc. (NYSE: CAL) has redesigned the OnePass® Online Auction (auction.continental.com), using technology developed by Points International and its partner Truition.

"We offer an auction product that is extremely popular, both with loyalty program members and operators," said Points CEO Rob MacLean.

"For the past five years, OnePass members have enjoyed using their miles to bid for VIP experiences and exclusive items on the OnePass Online Auction," stated Kevin McKenna, Continental’ s Managing Director of Brand Marketing. "Continental was the first airline to venture into online loyalty auctions and, since 2002, members have enjoyed bidding on everything from major league baseball tickets to a walk-on role in the Broadway production, Wicked. Our redesigned auction site is second to none in the airline auction category , and gives us a unique opportunity to thank our customers for their loyalty," he added.

This is the fourth auction product launched by Points and Truition, and other deals are in development.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’ s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’ s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards® , Aeroplan® , AsiaMiles™ , Cendant TripRewards® , Delta SkyMiles® , Gold Points Reward Network, InterContinental Hotels Group’ s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Continental Airlines

Continental Airlines is the world's fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 3,100 daily departures throughout the Americas, Europe and Asia, serving 144 domestic and 138 international destinations. More than 400 additional points are served via SkyTeam alliance airlines. With more than 44,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with Continental Express, carries approximately 67 million passengers per year. Continental consistently earns awards and critical acclaim for both its operation and its corporate culture.

In 2006, Continental Airlines won its sixth J.D. Power and Associates award since 1996. The carrier received the highest rank in customer satisfaction among network carriers in North America in the J.D. Power and Associates 2006 Airline Satisfaction Index Survey(SM). For the fourth consecutive year, FORTUNE magazine named Continental the No. 1 Most Admired Global Airline on its 2007 list of Most Admired Global Companies. Continental was also named the No. 1 airline on the publication's 2007 America's Most Admired airline industry list. Additionally, Continental again won major awards at the OAG Airline of the Year Awards including "Best Airline Based in North America" for the fourth year in a row, and "Best Executive/Business Class" for the fifth consecutive year.

Website: http://www.continental.com

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com
Corporate website: www.points.com/corporate

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392,
peter.lockhard@points.com.